SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

8007T101
(CUSIP Number)

Dinakar Singh

TPG-Axon Management LP

888 Seventh Avenue, 38th Floor

New York, New York 10019

(212) 479-2000

With a copy to:

Marc Weingarten and David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 17 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,216,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,216,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,216,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,460,641 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,460,641 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,460,641 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,216,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,216,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,216,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,460,641 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,460,641 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,460,641 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,784,229 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,784,229 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,784,229 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon International GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,784,229 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,784,229 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,784,229 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Dinakar Singh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,216,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,216,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,216,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Dinakar Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,216,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,216,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,216,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 10 of 17 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 13, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed on November 30, 2012 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed on December 26, 2012 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed on March 5, 2013 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D, filed on March 6, 2013 ("Amendment No. 4" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

As a result of the Reporting Persons' abandonment of the Consent Solicitation (as described in Items 4 and 5 of this Schedule 13D), the Reporting Persons and Mr. Beasley are no longer deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder. As described in Item 5 of this Schedule 13D, the Reporting Persons and Mr. Beasley have terminated (i) their status as a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock and (ii) the Joint Filing Agreement, dated December 26, 2012. The security ownership reported in this Amendment No. 5 does not include the security ownership by Mr. Beasley. This Amendment No. 5 only reports information on the Reporting Persons identified in the cover pages hereto and not Mr. Beasley.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) This Schedule 13D is filed by: (i) TPG-Axon Management LP, a Delaware limited partnership ("TPG-Axon Management"); (ii) TPG-Axon Partners GP, L.P., a Delaware limited partnership ("PartnersGP"); (iii) TPG-Axon GP, LLC, a Delaware limited liability company ("GPLLC"); (iv) TPG-Axon Partners, LP, a Delaware limited partnership ("TPG-Axon Domestic"); (v) TPG-Axon International, L.P., a Cayman Islands exempted limited partnership ("TPG-Axon International"); (vi) TPG-Axon International GP, LLC, a Delaware limited liability company ("InternationalGP"); (vii) Dinakar Singh LLC, a Delaware limited liability company ("Singh LLC"); and (viii) Dinakar Singh, a United States citizen ("Mr. Singh").

The foregoing persons are sometimes collectively referred to herein as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are based on the information and belief of the Reporting Persons. References herein to the "Shares" are to the shares of Common Stock being reported herein by the Reporting Persons. The Reporting Persons are making a single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 11 of 17 Pages

TPG-Axon Management, as investment manager to TPG-Axon Domestic, TPG-Axon International and a managed account (the "Account"), has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic, TPG-Axon International and the Account. InternationalGP is the general partner of TPG-Axon International. PartnersGP is the general partner of TPG-Axon Domestic and the managing member of InternationalGP. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is the managing member of GPLLC. Mr. Singh, an individual, is the managing member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon International. Each of Singh LLC, GPLLC, PartnersGP, InternationalGP and Mr. Singh disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

(b) The principal business address of each of the Reporting Persons (other than TPG-Axon International) is 888 Seventh Avenue, 38th Floor, New York, New York 10019. The principal business office of TPG-Axon International is c/o Walkers Corporate Services Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

(c) Mr. Singh is primarily engaged in the business of investment management. The principal business of TPG-Axon Management is to serve as investment manager to the investment funds TPG-Axon Domestic, TPG-Axon International and the Account, the principal business of each of which is to invest in securities. The principal business of InternationalGP is to serve as the general partner of TPG-Axon International. The principal business of PartnersGP is to serve as the general partner of TPG-Axon Domestic and the managing member of InternationalGP. The principal business of GPLLC is to serve as the general partner of PartnersGP and TPG-Axon Management. The principal business of Singh LLC is to serve as a managing member of GPLLC.

(f) Mr. Singh is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $236,215,088 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of TPG-Axon Domestic and TPG-Axon International and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 12 of 17 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 13, 2013, the Reporting Persons other than Mr. Singh (collectively, the "TPG-Axon Group") entered into an agreement (the "Settlement Agreement") with the Issuer, pursuant to which, among other things, the Issuer agreed to adopt a resolution increasing the size of its board of directors (the "Board") from seven to eleven members, effective as of the date of the Settlement Agreement. The Issuer also agreed to, no later than March 14, 2013, nominate (i) Stephen C. Beasley ("Mr. Beasley") and Edward W. Moneypenny ("Mr. Moneypenny") as Class II directors, whose terms will expire at the 2014 annual meeting of stockholders (the "2014 Annual Meeting"), and (ii) Alan J. Weber ("Mr. Weber") and Dan A. Westbrook ("Mr. Westbrook" and together with Mr. Beasley, Mr. Moneypenny and Mr. Weber, the "Nominee Directors") as Class III directors, whose terms will expire at the 2015 annual meeting of stockholders, in each case to fill the newly-created directorships resulting from the foregoing increase in the size of the Board. In addition, the Nominating and Governance Committee will nominate Mr. Beasley and Mr. Moneypenny to stand for reelection at the 2014 Annual Meeting. The Settlement Agreement also provides that the Nominees will be given the opportunity to serve on the committees of the Board as follows: (i) Mr. Beasley as member and chairman of the Compensation Committee; (ii) Mr. Weber as member and chairman of the Nominating and Governance Committee; (iii) Mr. Moneypenny as member of the Strategy and Planning Committee (as described below) and member of the Audit Committee; and (iv) Mr. Westbrook as member and chairman of the Strategy and Planning Committee and member of the Nominating and Governance Committee.

The TPG-Axon Group and the Issuer also agreed that, promptly after the date of the Settlement Agreement, the Board will form a Strategy and Planning Committee for the purpose of long term strategy and planning, including the undertaking of a comprehensive strategic review of the Issuer's general and administrative expenses for the purpose of reducing such expenses. The Board will also reduce the annual compensation for each non-employee director of the Issuer from $375,000 to $250,000.

Pursuant to the Settlement Agreement, if the Issuer terminates Tom L. Ward ("Mr. Ward") on or before June 30, 2013, and he is no longer Chairman of the Board, the Board will accept the resignations of Mr. Jordan, a first additional director (the "First Director") and a second additional director (the "Second Director" and together with Mr. Jordan and the First Director, the "Resigning Directors") and will adopt a resolution to reduce the size of the Board from eleven to nine directors. If Mr. Ward is terminated and tenders his resignation as Chairman of the Board, the Board will accept the resignation of Mr. Jordan and the First Director. Alternatively, if Mr. Ward continues as Chief Executive Officer or Chairman of the Board, the Board will accept the resignations of all three Resigning Directors and adopt a resolution to reduce the size of the Board from eleven to nine directors and to appoint a director identified by the TPG-Axon Group to fill the vacancy on the Board resulting from the departure of Mr. Jordan.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 13 of 17 Pages

In the event that Mr. Ward is terminated or resigns as Chief Executive Officer, the Board will appoint James D. Bennett as interim Chief Executive Officer and will appoint Jeffrey S. Serota as interim Chairman of the Board for a six month period. In addition, if, as determined by the Board after completion of a review with independent counsel of the allegations made by the TPG-Axon Group, Mr. Ward is terminated without cause, he will be entitled to receive all benefits under his Employment Agreement with the Issuer. In connection with any termination of Mr. Ward's employment, the Issuer has agreed that it will not release Mr. Ward or any of his immediate family members from liability for any claims against him or his immediate family members, as applicable, unless 75% of the directors approve such a release.

The Issuer further agreed that, during the Restricted Period (as defined below), the size of the Board will not be increased to more than nine members and will not be decreased if such decrease would result in the elimination of one or more of the Nominees, subject to certain exceptions.

Under the terms of the Settlement Agreement, each member of the TPG-Axon Group has agreed to (i) immediately cease all efforts in furtherance of the Consent Solicitation and (ii) not vote, deliver or use any consents that may have been received pursuant to the Consent Solicitation. In addition, TPG-Axon Domestic has irrevocably withdrawn the Notice as well as its demand for a stockholder list and other books and records pursuant to Section 220 of the Delaware General Corporation Law.

Under the Settlement Agreement, each member of the TPG-Axon Group has agreed to abide by certain customary standstill provisions for the period from the date of the Settlement Agreement through the earlier to occur of (i) the date of the 2014 Annual Meeting and (ii) the date on which the Issuer materially breaches its obligations under the Settlement Agreement (subject to a 30 day cure period in the event that the breach is curable and the TPG-Axon Group has delivered a notice of such breach to the Issuer) (the "Restricted Period"). During the Restricted Period, each member of the TPG-Axon Group shall cause all shares of Common Stock of which it is the direct or beneficial owner to be present for quorum purposes and to vote for (i) all of the incumbent directors nominated by the Board at any meeting of the Issuer's stockholders or recommended by the Board in any consent solicitation and (ii) in accordance with the recommendation of the Board on all other proposals of the Board set forth in the Company's proxy statement filed in connection with the 2013 Annual Meeting of which the TPG-Axon Group has actual knowledge of as of the date of the Settlement Agreement. Subject to the terms of the Settlement Agreement, each member of the TPG-Axon Group may continue to advocate the policies described in the definitive consent statement on Schedule 14A filed by the Reporting Persons with the SEC on January 18, 2013.

The foregoing summary is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 14 of 17 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D, which are incorporated into this Item 5 by reference. As of the close of business on March 13, 2013, the Reporting Persons, collectively, may be deemed to beneficially own, in the aggregate, 36,216,000 Shares, representing approximately 7.3% of the Issuer's outstanding Common Stock, through the ownership of the Shares by TPG-Axon Domestic, TPG-Axon International and the Account. The percentages used herein and in the rest of this Schedule 13D are calculated based upon the 493,991,081 shares of Common Stock outstanding as of February 22, 2013, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 1, 2013.

By virtue of the Reporting Persons' abandonment of the Consent Solicitation, the Reporting Persons and Mr. Beasley are no longer deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. As a result, all shares of Common Stock reported herein are beneficially owned by the Reporting Persons.

(c) None of the Reporting Persons have effected any transactions with respect to the Shares since the filing of Amendment No. 4.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

On March 13, 2013, the Issuer and the TPG-Axon Group entered into the Settlement Agreement, the terms of which are described in Item 4 of this Schedule 13D and are incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 6 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

5	Settlement Agreement between TPG-Axon Partners, LP, TPG-Axon Management, LP, TPG-Axon Partners, GP, L.P., TPG-Axon GP, LLC, TPG-Axon International, L.P., TPG-Axon International GP, LLC, Dinakar Singh LLC and SandRidge Energy, Inc., dated March 13, 2013.
6	Joint Filing Agreement, dated March 15, 2013.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2013

TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS GP, L.P.
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS, LP
By: TPG-Axon Partners GP, L.P., general partner

By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 16 of 17 Pages

TPG-AXON INTERNATIONAL GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
DINAKAR SINGH LLC

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Managing Member

/s/ Dinakar Singh
Dinakar Singh